FILT Red, Inc.

26 Century Boulevard

Nashville, Tennessee 37214

June 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeff Gordon, Erin Donahue

Re:	FILT Red, Inc.
Draft Registration Statement on Form S-1
Filed April 21, 2022
CIK No. 0001921963
FILT Red, Inc.

Ladies and Gentlemen:

This letter sets forth responses of FILT Red, Inc. (the “Company” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 18, 2022, with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 21, 2022 (as amended, the “Draft Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter confidentially submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects these revisions. Page numbers in the Company’s responses to the comments below correspond to the page numbers in the Amended Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted April 21, 2022

Cover Page

1.	Staff’s comment: Please revise your prospectus cover page to disclose the percentage of voting power held by Cummins Inc. following the offering.

Response: The Company acknowledges the Staff’s comment and we have revised the cover page to the Amended Draft Registration Statement to disclose the percentage of voting power held by Cummins Inc. ("Cummins") following the offering.

Prospectus Summary, page 1

2.	Staff’s comment: We note your disclosure that you have "strong relationships" with leading OEMs, including CNH Industrial, Cummins, Daimler, Foton, Komatsu, Navistar, PACCAR/DAF and Volvo. Both in the Prospectus Summary and the Business section, where appropriate, please clarify the nature of the relationship between FILT Red, Inc. and the OEMs, including whether the relationships are represented by a written agreement and the nature of the obligations of the parties.

Response: The Company acknowledges the Staff’s comment and, in response, we have revised our disclosure on pages 3 and 76 of the Amended Draft Registration Statement to clarify the nature of the relationships and to indicate that "we have a strong history as a supplier to leading OEMs." In addition, the Company advises the Staff that it includes a discussion of the nature of the obligations of the parties pursuant to written agreements on page 81 of the Amended Draft Registration Statement under "Business—Customer Concentration."

Risk Factors, page 17

3.	Staff’s comment: On page 18 you state that you are exposed to supply chain risk. Please disclose whether and how your business segments, products, lines of service, projects, or operations have been materially impacted by supply chain disruptions. For example, discuss whether you have:
•	Suspended the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
•	Experienced labor shortages that have impacted your business;
•	Experienced higher costs due to increased commodity prices, challenges sourcing materials or constrained capacity at various points in the supply chain;
•	Experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
•	Been unable to supply products at competitive prices or at all due to sanctions, tariffs, trade barriers, or political or trade tensions among countries. Also revise to describe specifically the actions you planned or taken in response to these events or risks.

Response: The Company acknowledges the Staff’s comment and in response, we have revised our disclosure on pages 19 through 20 of the Amended Draft Registration Statement to address each of the points above.

4.	Staff’s comment: To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response: The Company acknowledges the Staff’s comment and we have revised our disclosure on page 33 of the Amended Draft Registration Statement accordingly.

5.	Staff’s comment: We note that as of March 17, 2022 the Cummins Board of Directors decided to suspend all commercial operations in Russia indefinitely. Please consider revising your disclosure to discuss any material impact:
•	Resulting from sanctions, limitations on obtaining relevant government approvals,
•	currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, including due to sanctions affecting potential purchasers;
•	Resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes of the Russian Federation; and
•	That may result if Russia or another government nationalizes your asserts or operations in Russia If the impact is not material, please explain why.

Response: The Company acknowledges the Staff’s comment and in response, we have revised our disclosure on page 32 of the Amended Draft Registration Statement.

6.	Staff’s comment: Please describe the extent and the nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine. This could include, but is not limited to, risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Response: The Company acknowledges the Staff’s comment and in response, we have revised our disclosure on pages 90 and 91 of the Amended Draft Registration Statement.

Cautionary Note, page 43

7.	Staff’s comment: Considering this is an initial public offering, the safe harbor you cite appears to be inapplicable. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and we have revised page 46 of the Amended Draft Registration Statement to remove the citation to the safe harbor.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 59

8.	Staff’s comment: We note your risk factor on page 28 related to changes in foreign currency exchange rates and its impact on your results of operations. Please revise your disclosures to quantify, where material, the impact that foreign currency translations had on each statement of income line item.

Response: The Company respectfully advises the Staff that the impact of foreign currency exchange rates on each material statement of income line item is approximately 2% or less for the presented periods. For this reason, the Company has chosen not to disclose quantitative amounts. The Company will continue to monitor foreign currency exchange rates and the impact on “net sales” and “net income,” and will disclose the impact if it becomes material.

9.	Staff’s comment: You state on page 58 that material, transportation, labor and other cost inflation has impacted and could continue to impact your business, financial condition or results of operations. Please revise your result of operations to describe in sufficient detail the quantitative impact inflation has had on your results of operations.

Response: The Company acknowledges the Staff’s comment and in response, we have revised our disclosure accordingly on pages 63 and 65 of the Amended Draft Registration Statement to quantify the specific impact attributable to inflation on the results of our operations.

Liquidity and Capital Resources, page 63

10.	Staff’s comment: Please revise your disclosure on page 64 to provide a more robust discussion of changes in operating cash flows between periods. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide sufficiently detailed explanations of the reasons for the fluctuations. In addition, clarify how the decrease in net cash provided by operating activities in 2021 was partially offset by lower accounts payable and accrued expenses. Based on your balance sheets and statements of cash flows, it appears that both accounts payable and accrued expenses actually increased in 2021.

Response: The Company acknowledges the Staff’s comment on the discussion of operating cash flows and we have revised our disclosure on page 70 of the Amended Draft Registration Statement to quantify the impact attributable to specific line item(s) within our operating cash flows and have added detailed explanations of the reasons for these fluctuations. We have also revised our disclosure on page 70 of the Amended Draft Registration Statement to clarify the existing discussion on the fluctuation in operating cash flows.

Business, page 67

11.	Staff’s comment: Please provide support for your statement that your warranty is "market leading."

Response: The Company acknowledges the Staff’s comment and we have revised our disclosure on pages 3 and 76 of the Amended Draft Registration Statement to indicate that our warranty is "competitive", which we believe based on our understanding that our filter warranty is consistent with the terms of our key competitors' warranties.

12.	Staff’s comment: In your "Sales by Channel" charts here and in your Prospectus Summary, please break out the individual percentage of sales that make up OEM Aftermarket, Independent Distributors, and Retail.

Response: The Company acknowledges the Staff’s comment and we have revised our disclosure on pages 4 and 78 of the Amended Draft Registration Statement.

Financial Statements

Combined Statements of Net Income, page F-4

13.	Staff’s comment: We note that you present a line item titled "Equity, royalty and interest income from investees" within operating income. Please tell us how your presentation complies with Rule 5-03(b)(12) of Regulation S-X.

Response: The Company respectfully advises the Staff that we consider our equity investees to be an integral part of our operations and essential component of our global strategy. As disclosed in Note 5 to our Combined Financial Statements, “Our joint ventures are primarily intended to allow us to increase our market penetration in geographic regions, reduce capital spending, streamline our supply chain management and develop technologies.” The location of our joint ventures in China and India are strategic operational decisions as these countries are significant and growing markets for our business. Further, joint ventures are the primary path to market in at least one of these countries.

These joint ventures own and operate manufacturing and technical facilities that operate in the same or similar manner as many of our manufacturing and technical facilities, as they manufacture and sell various filters and parts, and provide other solutions within our on-highway and off-highway core markets. In many cases, they use our technology to produce their products, and in other situations, they use our components and parts in their manufacturing process. These joint ventures have meaningfully contributed to our operating income, and our future growth is dependent upon our ability to successfully partner with these and other entities in joint venture arrangements to establish a footprint in emerging markets.

Given these circumstances, we believe that our current presentation of “Equity, royalty and interest income from investees” within operating income is appropriate and best represents to our investors how we manage our business. We believe this presentation to be in accordance with Rule 5-03(b)(12), which states “Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons. State, parenthetically or in a note, the amount of dividends received from such persons. If justified by the circumstances, this item may be presented in a different position and a different manner.”

We believe that it is important for the readers of the historical combined financial statements to understand the significance of these investments to the results of our business operations. Based on the significance of our unconsolidated joint ventures to our operations, and the provisions of Rule 5-03(b)(12), which allows us to present this line in a different location in the income statement “if justified by the circumstances”, we believe our current presentation as a component of Operating Income is appropriate and best represents how we manage our business.

Notes to Combined Financial Statements

Note 2. Basis of Presentation, page F-9

14.	Staff’s comment: We note that your financial statements have been prepared on a carve-out basis and reflect the allocation of direct and indirect expenses. Please address the following comments:
•	Pursuant to Question 1 of SAB Topic 1.B.1, confirm that your historical financial statements reflect all expenses that the parent incurred on your behalf.

Response: The Company acknowledges the Staff’s comment and in response revised Note 15 to the historical combined financial statements on page F-27 of the Amended Draft Registration Statement.

•	Since agreements with related parties are, by definition, not at arm’s length and may be changed at any time, please disclose, when practicable, management’s estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See Question 2 of SAB Topic 1.B.1.

Response: We respectfully advise the Staff that the Company has considered the guidance provided in Question 2 of SAB Topic 1.B.1, and the historical combined financial statements are reflective of actual costs incurred by the Parent on behalf of the Company. These costs were reflected either through direct charges to the Company or through indirect allocations based upon allocation drivers management has deemed to be reasonable and as disclosed in the historical combined financial statements. As the costs directly charged and allocated are based on actual costs incurred by the Parent, they are reflective of amounts on an external basis. We do not believe that any other treatment would be practicable.

Note 4: Revenue from Contracts with Customers, page F-16

15.	Staff’s comment: We note your disclosures of net sales and long-lived assets on a geographic basis on pages F-16 and F-28, respectively. Pursuant to ASC 280-10-50-41, please revise your disclosures to also disclose the amounts attributed to the United States, your country of domicile, and to any individual foreign country with material amounts.

Response: The Company acknowledges the Staff’s comment and in response, the Company notes that disclosures on pages F-16 and F-29 of the Amended Draft Registration Statement on net sales and long-lived assets on a geographic basis have been revised to include amounts attributed specifically to the United States, our country of domicile, and other material foreign countries.

16.	Staff’s comment: We note that you present a graphic with the percentage of net sales by product category on page 1. Please disclose within your financial statement footnotes your revenues by product category pursuant to ASC 280-10-50-40 or tell us why you believe such information is not required.

Response: The Company acknowledges the Staff’s comment and in response, have disclosed on page F-17 of the Amended Draft Registration Statement sales by product category as the Company believes that this represents meaningful information surrounding revenue for users of the historical combined financial statements pursuant to ASC 280-10-50-40.

Note 15: Relationship with Parent and Related Entities, page F-26

17.	Staff’s comment: We note your disclosure of related party sales and receivables on page F-27 and have the following comments:
•	Pursuant to Rule 4-08(k)(1) of Regulation S-X, please disclose the amounts of related party transactions on the face of your balance sheet, statements of income, and statement of cash flows.
•	Tell us if Cummins Inc. has historically or will going forward resell your products to third parties or if Cummins only incorporates your products into its own. If Cummins will resell your products and directly compete with you, please disclose as such in your filing.

Response: The Company acknowledges the Staff’s comment and in response, we have disclosed the Company’s related party transactions on pages F-4, F-6 and F-7 of the Amended Draft Registration Statement, on the face of the statements of income, balance sheet, and statement of cash flows, respectively.

The Company has also revised the disclosure on pages 116, 121 and 122 of the Amended Draft Registration Statement to note that Cummins purchases the Company's products to incorporate into its engines for first-fit production. The disclosure has also been revised to note that Cummins also purchases the Company's products for re-sale in the aftermarket.

Exhibits

18.	Staff’s comment: To the extent material, please file any agreements related to your joint venture partnerships with Fleetguard Filters Private Ltd., Filtrum Fibretechnologies Pvt. Ltd. and Shanghai Fleetguard Filter Co., Ltd. as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and, for the reasons described below, we respectfully advise the Staff that we do not believe that any of our joint venture agreements with Fleetguard Filters Private Ltd., Filtrum Fibretechnologies Pvt. Ltd. and Shanghai Fleetguard Filter Co., Ltd. constitute material contracts under the applicable provisions of Item 601(b)(10) of Regulation S-K and therefore are not required to be filed as exhibits to the Registration Statement.

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. The Company respectfully advises the Staff that each of the joint venture agreements were entered into in the ordinary course of business.

The Company is a worldwide business with global administrative, engineering and research facilities around the world. The Company's joint ventures are primarily intended to allow it to access markets in geographic regions where doing business as a foreign company is challenging. The Company views these joint ventures as substantially similar to distribution agreements with the added benefits of reducing capital spending, streamlining supply chain management and providing additional resources to develop technologies. As a result, the Company would be expected as part of its business to enter into joint venture agreements to facilitate distribution and streamline manufacturing throughout the world. In China and India, due to the challenges facing foreign-owned businesses, these agreements are structured as joint ventures. In other jurisdictions, these agreements are often distribution agreements. In either case, such agreements and relationships with local partners are of the sort that ordinarily accompany the business of manufacturing and distributing the Company's products and are made in the ordinary course of the Company's business. Accordingly the Company respectfully submits that none of the joint venture agreements would be required to be filed under Item 601(b)(10)(i).

Notwithstanding Item 601(b)(10)(i), unless immaterial in amount or significance, Item 601(b)(10)(ii) of Regulation S-K requires contracts that ordinarily accompanies the Company's business to be filed if they fall within one or more of four enumerated categories. Of these enumerated categories, the only one that might be relevant to the joint venture agreements is Item 601(b)(10)(ii)(B):

Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.

The Company also respectfully advises the Staff that it does not consider its business to be “substantially dependent” on any of the joint venture agreements.

We note that while the Staff has not adopted a clear, bright-line test to define “substantially dependent,” Item 601(b)(10) uses two illustrative examples:

(1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and

(2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.

None of the joint venture agreements are continuing contracts to sell the major part of the Company’s products or services and none are supply agreements.

In 2021, the Company generated $1,438.8 million in net sales and $171.3 million in net income. During that same period, the Company's joint venture partnership agreements with Shanghai Fleetguard Filter Co. Ltd., Filtrum Fibretechnologies Pvt. Ltd. and Fleetguard Filters Pvt. Ltd. generated equity income of $10.2 million, $0.2 million and $16.4 million, respectively. In other words, none of the joint venture agreements represented more than 10% of the Company’s revenue or net income and would not represent a “major part” of the Company’s sales.

Further, none of the joint venture agreements provide the Company with any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name.

Although the Company conducts meaningful business through its joint ventures and considers each of these entities a valued partner, the Company is not “substantially dependent” on any of the joint venture agreements.

Based on the foregoing, the Company respectfully submits that its joint venture agreements do not fall within the definition of “material contracts” set forth in Item 601(b)(10)(i) or Item 601(b)(10)(ii) of Regulation S-K. Therefore, the Company is of the view that none of these agreements are required to be filed as exhibits to the Registration Statement.

General

19.	Staff’s comment: Please revise to discuss whether recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Amended Draft Registration Statement to disclose the types of inflationary pressures faced by the Company and their impacts on our business.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Mandel of Baker & McKenzie LLP at (212) 626-4527.

Sincerely,

/s/ Toni Y. Hickey
Toni Y. Hickey
Chief Legal Officer and Corporate Secretary

Via E-mail:

cc:	Mark Mandel
Baker & McKenzie LLP